Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Mail: P.O. Box 8888
Camp Hill, PA 17001-8888 USA

Telephone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

February 20, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jay Ingram, Attorney Advisor

Re:	Harsco Corp.
Definitive 14A
Filed on March 20, 2007
File Number 001-03970

Dear Mr. Ingram:

Harsco Corporation, a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the second comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 15, 2008 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 20, 2007 (the “2007 proxy statement”).  Please be advised that Salvatore D. Fazzolari was named Chief Executive Officer of the Company, effective January 1, 2008.

Below is the Company’s responses to the comment in the Comment Letter.  For the convenience of the Staff, we have repeated the Staff’s comment before the response.

1.
Please provide additional analysis justifying the omission of the EVA performance objectives for 2007, 2008 and 2009 under the annual cash incentive program and the earnings per share and operating cash flow targets for 2007 and 2008 and EVA performance targets for 2009 under the long-term equity compensation program.  Provide us with specific illustrative examples of the manner in which competitors could use the information to obtain each of the competitive advantages cited in your response.

Securities and Exchange Commission
February 20, 2008

Response

Introduction

We continue to believe that disclosure of the specific performance targets that we have previously established for

•	economic value added improvement (“EVA®”) performance for 2007, 2008 and 2009 under our annual cash incentive program (the “Annual EVA Targets”), and

•
EVA performance for the years ending December 31, 2007, 2008 and 2009 under our long-term equity compensation program (the “Long-Term EVA Target” and, together with the Annual EVA Targets, the “Performance Targets”), would cause us competitive harm.  If we disclose the Performance Targets, our competitors will have a way to extrapolate strategic information from the Performance Targets, and use this strategic information to create competitive advantages for themselves that will cause us competitive harm.  Additionally, our customers would be able to extrapolate certain information from our Performance Targets that would allow them to determine strategic information about our business and, in turn, gain a competitive advantage over us in negotiations.

The remainder of this response letter provides specific illustrative examples of the manner in which we believe our competitors could extrapolate strategic information from the Performance Targets and use this strategic information to create competitive advantages for themselves.  In reliance on Instruction 4 to Regulation S-K Item 402(b), under the circumstances described above and in the remainder of this response letter, we continue to believe that we are justified in excluding the Performance Targets from future filings to the extent they relate to performance periods that are not yet complete.  Additionally, we do not believe that disclosure of specific performance targets for performance periods that are not yet complete (and stretch one, two or three years into the future) is material to an understanding of how and why we paid our named executive officers the types and amounts of compensation that we did for the most recent one, two or three completed fiscal years, which is what we believe is required of us under Regulation S-K Item 402(b)(v).  Finally, we strongly believe that the competitive harm that we would experience as a result of disclosing these future performance targets far outweighs any potential benefit to investors from reviewing such targets.

The Company advises the Staff that the Company’s competitive harm analysis being provided in response to this comment, including the Company’s specific illustrative examples of the manner in which it believes its competitors could use the information to obtain competitive advantage and inflict competitive harm, is being provided supplementally under separate cover.  By separate letter, the Company has requested confidential treatment of its competitive harm analysis and specific illustrative examples pursuant to the provisions of 17 C.F.R. § 200.83.

Securities and Exchange Commission
February 20, 2008

Long-Term EPS/Cash Flow Targets

Background.  As also described in our 2007 proxy statement and in our response to the original comment letter received on September 26, 2007, we provide our named executive officers with annual RSU grants under what we refer to as our long-term equity compensation program.  Under this program, the actual number of shares eventually issued to a named executive officer depends on our achievement of specific performance targets established for the company as a whole.  However, the Company made a decision in the early part of 2007 to move away from EPS and cash flow performance measures following the 2008 calendar year.

Analysis.  Upon further review, as a result of our move away from EPS and cash flow targets as measures of performance, and in light of the fact that we have given guidance to the Street with regard to our 2008 EPS and cash flow numbers, we have determined that the competitive harm argument is less compelling in this case and that disclosure of these numbers will not cause us the same level of competitive harm that disclosure of our EVA targets would, especially since guidance with regard to the same is publicly available.  As a result, we have made a decision to withdraw our competitive harm argument with respect to these goals.  Our arguments and analysis with regard to the Long-Term EVA Target are already set forth above.

The Company anticipates disclosing its 2008 EPS and cash flow targets in future proxy statements, including the 2008 proxy statement.

Materiality

Finally, as an additional but related argument, we believe that disclosure of specific performance targets for performance periods that are not yet complete (and stretch one, two or three years into the future) is not material to an understanding of how and why we paid our named executive officers the types and amounts of compensation that we did for the most recent one, two or three completed fiscal years, which is what is required of us under Regulation S-K Item 402(b)(v).  This future information would not provide our shareholders with any additional material insight (beyond what we already provide in our proxy statements) into our compensation arrangements or the reasons how and why we paid the types and amounts of compensation that we did during the last one, two or three completed fiscal years.  For example, where we are able to set different target amounts for EVA from year-to-year, an EVA target of $30.00 for 2009 might have no material relationship or relevance for our EVA target of $40.00 for 2007, especially if we undertake major changes in our strategic planning and business between 2007 and

Securities and Exchange Commission
February 20, 2008

2009.  Additionally, as described above, this type of disclosure could in fact cause us material competitive harm.

*           *           *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its 2007 definitive proxy statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to its 2007 definitive proxy statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark E. Kimmel

Mark E. Kimmel
Senior Vice President, General
  Counsel, Chief Administrative
  Officer and Corporate Secretary